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JOHN V. O’HANLON

+1 617 728 7111 Direct
+1 617 275 8367 Fax

May 28, 2014

VIA EDGAR CORRESPONDENCE

Deborah D. Skeens

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:          HIMCO Variable Insurance Trust (SEC File Nos. 333-194995 and 811-22954) (the “Registrant”)

Dear Ms. Skeens:

We are writing in response to comments you provided to me in a letter dated May 2, 2014 with respect to the initial registration statement (“Registration Statement”) of the Registrant filed on April 2, 2014. On behalf of the Registrant, we have reproduced your comments below and provided the Registrant’s responses immediately thereafter. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

1.                                      General Comments

a.              Comment:      We note that portions of the disclosure have been left blank, and certain exhibits have been omitted. We expect to have further comments when you supply the omitted information in a pre-effective amendment, and/or in correspondence submitted in response to this letter.

Response:      The Registrant notes this comment and acknowledges that the staff may have additional comments.

b.              Comment:      Please confirm supplementally that the Funds will not be offered until the time of the reorganization of the Predecessor Funds into the Funds (the “Reorganization”). Otherwise, please remove the Predecessor Funds’ performance and financial information from the registration statement.

Response:      The Registrant confirms that the Funds will not be offered until the time of the reorganization of the Predecessor Funds into the Funds.

c.               Comment:      All registrants are reminded of their obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response:      The Registrant acknowledges its obligation to file an electronic report with respect to its fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

d.              Portfolio Diversifier Fund (“PDF”)

i.                              Comment:      In a letter dated June 3, 2011 from representatives of the predecessor Portfolio Diversifier Fund (“Predecessor PDF”) to the staff (the “June 2011 Letter”), the Predecessor PDF made certain representations as to board findings concerning the operation of the Predecessor PDF. The Registrant should make the same representations as to the PDF, or explain supplementally why any change to the representations is appropriate.

Response:       In order to address concerns under Section 17(d) of the 1940 Act, in the June 2011 Letter the Predecessor PDF represented that in connection with the consideration by the Predecessor PDF’s board of directors of the advisory contract with the investment adviser and the sub-advisory contract with the investment sub-adviser, the board would request, and the adviser would provide, information that would enable the board to determine whether, consistent with the purposes of Section 17(d), the Predecessor PDF had been managed in the interests of the Predecessor PDF’s beneficial owners, rather than in the interest of Hartford Life Insurance Company (“Hartford Life”) to the detriment of the beneficial owners’ interests (understanding that the management of the Predecessor PDF pursuant to its investment objective and strategy will have the effect of providing certain benefits to Hartford Life, as described in the Predecessor PDF’s prospectus).

To facilitate the board’s considerations in this regard, the Predecessor PDF made certain representations and undertakings in the June 2011 Letter, and the PDF now makes those same representations and undertakings:

•                                    Hartford Investment Management Company (“HIMCO”), as the PDF’s investment manager, will provide the Board of Trustees and counsel with a copy of the June 2011 Letter and this Letter.

•                                    HIMCO will provide the Board of Trustees with reports and analyses intended to demonstrate (i) HIMCO’s performance in seeking the PDF’s investment objective; and (ii) whether the PDF’s investment objective and strategies continue to serve the interests of the PDF’s beneficial owners.

•                                    The PDF’s Chief Compliance Officer will provide the Board of Trustees with reports regarding the operation of the PDF’s compliance policies and procedures, including the “Policy and Procedures for the Implementation of the Portfolio Diversifier Index.”

•                                    HIMCO will provide the Board of Trustees with information regarding the benefits that the operation of the PDF provides to Hartford Life.

•                                    The information provided to the Board of Trustees pursuant to these undertakings, and the Board of Trustees’ determinations with respect to the approval of advisory and sub-advisory contracts for the PDF, will be maintained with the books and records of the PDF and will be available to the Securities and Exchange Commission’s (“SEC”) examination staff upon request.

ii.                           Comment:      In addition, to the extent the structure or operation of the Predecessor PDF is different from that of the PDF, please explain supplementally how that structure is different and why, notwithstanding this difference, the Registrant believes the operation of the PDF continues to be in compliance with Section 17(d) of the 1940 Act. The staff notes that one apparent difference is that the index is calculated by HIMCO, which will now serve as the PDF’s investment adviser.

Response:       In addition to the difference in structure and operation identified by the staff regarding HIMCO both calculating the index and managing the PDF to the index, the Registrant notes that the PDF will use third party service providers for certain functions (e.g., administrative services, transfer agency services) for which the Predecessor PDF used affiliates of the Predecessor Fund’s investment manager.

As discussed with the staff in connection with the launch of the Predecessor PDF, the Section 17(d) analysis concerned whether Hartford Life’s interest in the operation of the Predecessor PDF and the involvement of Hartford Life in developing the algorithm that was used to manage the Predecessor PDF could be deemed to give rise to a “joint transaction” under Section 17(d) of and Rule 17d-1

under the 1940 Act.(1)    We informed the staff that, in our view, these facts do not give rise to a joint transaction, for the reasons set forth in our correspondence with the staff.

As noted above, in the case of the Predecessor PDF, the adviser calculated the index, while HIMCO, the affiliated sub-adviser, managed the Predecessor PDF to the index.  In the case of the PDF, HIMCO will serve as adviser and will both calculate the index and manage the PDF to the index.  This change does not affect in any way the relationship between Hartford Life and the PDF or the interest of Hartford Life in the operation of the PDF.  Therefore, the change does not, in our view, affect the analysis under Section 17(d) previously provided to the staff.  We believe that the PDF will be operated in compliance with Section 17(d).

e.               Principal Risks:

i.                              Comment:      Derivatives Risk (for all Funds disclosing this risk): Since the Fund describes investments in derivative instruments, please review the Fund’s principal strategies and principal risk disclosures to ensure that the information is not too generic or standardized and also that it describes the actual derivative instruments and the associated principal risks that the Fund intends to use to achieve its investment objectives. See Barry Miller Letter to the Investment Company Institute dated July 30, 2010; see also Division of Investment Management Guidance No. 2013-03 (July 2013), available at http://www.sec.gov/divisions/investment/guidance/im-guidance-2013-03.pdf. Please confirm supplementally that each type of instrument named in the derivatives risk disclosure is consistent with the investment strategy of the Fund.

Response:       The Registrant has reviewed each Fund’s principal investment strategies and principal risks and the Registrant believes that the information is not too generic or standardized and that the information describes the actual derivative instruments and the associated principal risks that each Fund intends to use to achieve its investment objectives.  The Registrant also confirms that each type of instrument named in the derivatives risk disclosure for each Fund is consistent with the investment strategy of such Fund.

ii.                           Comment:      Derivatives Risk (PDF and Index Fund Only): As derivative risk is a main risk of investing in both PDF and the Index Fund, please review the

(1)                                 See Letter from J. O’Hanlon of Dechert LLP to D. Grim, Division of Investment Management, Securities and Exchange Commission, dated May 16, 2011.

derivatives risk disclosure for both Funds to ensure that they are consistent with their respective investment strategies. In particular, please review the PDF’s derivatives risk disclosure and consider including more detailed risk disclosure similar to that of the Index Fund, as appropriate. In addition, please disclose whether derivatives will be used by the PDF for hedging purposes, investment purposes, or both, as is the case with the Index Fund. If derivatives are expected to be used for hedging purposes, please include disclosure similar to that in the Index Fund concerning the specific risks involved in such a strategy.

Response:       The Registrant has reviewed the derivatives risk disclosure for both Funds and confirms that they are consistent with their respective investment strategies.

The Registrant confirms that the PDF will use derivatives for hedging purposes only, and not also for investment purposes, and the principal investment strategy for the PDF indicates this intended use by stating: “the Derivative Sleeve will be based on the Index and will be designed to mitigate against declines in the aggregate value of equity investment allocations of purchasers of the Riders.”  Additionally, the Registrant notes that the additional detail requested by the staff as to the attendant risks of using derivatives for hedging purposes is included in the Derivatives Risk under the Main Risks section of the statutory prospectus.  In particular, that risk states in relevant part that, “[the PDF] will use derivatives as part of a strategy to mitigate against losses, which may be called hedging” and the risk also includes a paragraph describing both the concepts and risks of hedging.

The Registrant notes that the Main Risks section of the summary prospectus contains shorter risk disclosures regarding the PDF’s use of derivatives, in keeping with the summary nature of this part of the prospectus.  However, in response to this comment, the Registrant has also added the risk disclosure regarding hedging to the Main Risks section of the summary prospectus.

f.                Past Performance:

Comment:      Please identify the adviser and manager responsible for the past performance of each Predecessor Fund. In cases where the manager of the Predecessor Fund is the same as that of the reorganized Fund, please clarify this in the disclosure.

Response:       The Registrant has revised the disclosure consistent with this comment.

2.                                          Fee Tables

a.              Comment:      With respect to the HIMCO VIT Index Fund and the PDF, please delete footnote 1 to the fee table as the first sentence does not appear applicable and the second sentence is not permitted or required by Form N-1A. We note that since the funds are carrying over the performance of a predecessor, instruction 6 to item 3 of Form N-1A is not available; however, the registrant must comply with instr. 3(d)(ii) of item 3 of Form N-1A, as applicable. This comment applies equally to the second and third sentence of footnote 1 to the feeder fund fee tables.

Response:       The Registrant has revised the disclosure consistent with this comment.

b.              Comment:      With respect to the HIMCO VIT Index Fund and the PDF, please confirm supplementally that the fee waiver described in footnote 2 to the fee tables will extend at least one year from the effective date of this registration statement. See Form N-1A, Item 3, instr. 3(e). In addition, please confirm supplementally that the fee waiver described in footnote 2 to the fee table will only be reflected in the expense example for the term of the waiver.

Response:       The Registrant confirms that the fee waivers described in footnote 2 to the fee tables for HIMCO VIT Index Fund and the PDF will extend at least one year from the effective date of this registration statement.  The Registrant also confirms that these fee waivers will only be reflected in the expense example for the term of the waiver.

c.               Comment:      With respect to the feeder funds, footnote 3 to the fee table states that a portion of the fee will be waived for as long as the Fund is part of a master-feeder fund structure. The disclosure describes the “current” amount that will be waived. Please confirm that the current amount will be waived for at least one year from the effectiveness date of the registration statement or delete the footnote. In addition, please confirm supplementally that the fee waiver described in footnote 3 will only be reflected in the expense example for the term of the currently waived amount.

Response:       The Registrant notes that the fee waivers described in footnote 3 to the fee tables for the feeder funds will remain in effect for each feeder fund so long as the feeder fund operates in a master-feeder structure, as is contemplated in each feeder fund’s principal investment strategy. At this time, the Registrant anticipates that each feeder fund will continue to operate in a master-feeder structure for at least one year from the effective date of this registration statement. The Registrant also confirms that these fee waivers will be reflected in the expense example for the term of the currently waived amount.

3.                                          Portfolio Diversifier Fund

Comment:      Please briefly define “Forethought” in the “Fund Strategy Risk” section of the disclosure (where the name first appears).

Response:       The Registrant has revised the disclosure consistent with this comment.

4.                                          SAI Disclosure/ Policies and Procedures for Disclosure of Portfolio Holdings (both HVIT Funds SAI and HVIT — American Funds SAI)

Comment:      The Trust’s policy is intended, among other things, to protect the confidentiality of Fund holdings information and to guard against personal trading based on the information. If there is a duty not to trade on non-public information, please explicitly so state.

Response:       The Registrant has revised the disclosure consistent with this comment.

5.                                          SAI Disclosure/Fund Management (both SAIs)

Comment:      Since the Chairman of the Trust’s Board is an interested person, please provide the disclosure set forth in Item 17(b) of Form N-1A, which requires that a fund disclose whether or not the board has appointed a lead independent trustee and what specific role the lead independent trustee plays in the leadership of the board.

Response:       The Registrant has revised the disclosure consistent with this comment.

6.                                          Board of Trustees

Comment:      Please note that the registration statement will not be accelerated until the Funds have a properly constituted Board of Trustees. In addition, the registration statement makes references to Board approvals and Board determinations that have taken place. Please confirm that those approvals and determinations were made or will be ratified by the properly constituted Board of Trustees.

Response:       The Registrant confirms that the Funds have a properly constituted Board of Trustees.  In addition, the Registrant also confirms that all of the approvals and determinations referenced in the registration statement will be made or ratified by the properly constituted Board of Trustees prior to the first use of the registration statement in connection with the Reorganization, as noted in the Registrant’s response to Comment 1.b.

You requested that the Registrant make certain representations concerning the pre-effective amendment and the responses being made to the comments received.  These representations are included as an exhibit to this letter.

Sincerely,

/s/ John V. O’Hanlon

John V. O’Hanlon

cc:	Brenda J. Page

Exhibit

HIMCO Variable Insurance Trust

One Hartford Plaza

Hartford, Connecticut 06155

May 28, 2014

VIA EDGAR CORRESPONDENCE

Deborah D. Skeens

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:                             HIMCO Variable Insurance Trust (SEC File Nos. 333-194995 and 811-22954) (the “Registrant”)

Dear Ms. Skeens:

In connection with a response being made on behalf of the Registrant to comments you provided with respect to the Registrant’s initial registration statement, the Registrant hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Brenda J. Page

Brenda J. Page
Secretary
HIMCO Variable Insurance Trust